Exhibit 11
CCA INDUSTRIES, INC. AND SUBSIDIARIES
COMPUTATION OF UNAUDITED EARNINGS PER SHARE

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2009	2008	2009	2008

Item 6.

Weighted average shares outstanding —
Basic	7,054,442	7,054,442	7,054,442	7,054,442
Net effect of dilutive stock
Options—based on the treasury stock method using average market	—	13,663	—	16,432

Weighted average shares outstanding —
Diluted	7,054,442	7,068,085	7,054,442	7,070,874

Net Income	$694,136	$790,692	$818,502	$1,134,375

Per share amount
Basic	$0.10	$0.11	$0.12	$0.16
Diluted	$0.10	$0.11	$0.12	$0.16